FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [   ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [   ]     No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.
SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2003 SECOND QUARTER AND FIRST HALF RESULTS ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 11, 2003	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue    •    Luxembourg
Tel: +352.473.884    •    Fax: +352.226.056

CONTACT:

Francis Cressall	Van Negris /
Quilmes Industrial (Quinsa) S.A.	Van Negris & Company, Inc.
+5411-4321-2744	212-396-0606
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2003 SECOND QUARTER AND FIRST HALF RESULTS

LUXEMBOURG – AUGUST 11, 2003 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three months and six months ended June 30, 2003.

Results for the first half of 2003 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone Assets (“ASCA”) for five months, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

As a result of this consolidation, and in an effort to align both companies’ accounting procedures, Quinsa has changed its method for allocating fixed costs and expenses to interim periods throughout the year. Whereas previously Quinsa allocated these according to projected volumes for each of the quarters, as of the first quarter 2003 fixed costs and expenses will be reflected as they are actually incurred. All comparisons with the second quarter and first half of 2002 will be made on a same-method basis, i.e. adjusting last year’s figures to reflect the same method used this year, thus allowing for homogenous comparisons.

Highlights for the Second Quarter 2003

•	EBITDA increased to US$30.2 million from US$4.7 million a year earlier, while EBITDA margin improved 19 percentage points to 24.9%.

•	Beer sales volumes increased 34% to 2.7 million hectoliters.

•	Soft drink sales volumes increased 11% to 1.2 million hectoliters.

•	Net debt decreased US$60.5 million to US$193.9 million, from June 2002.

•	Net profit (loss) after tax improved to a loss of US$11.1 million, or US$0.084 per share, compared to a loss of US$36.3 million, or a negative US$0.344 per share for the second quarter 2002.

•	Headcount reduction during the first half 2003 has reached 12%.

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Quilmes Industrial (Quinsa) S.A.
Page Two — August 11, 2003

Commenting on the results for the second quarter, Agustín García Mansilla, Quinsa’s CEO, stated: “We are extremely enthused with the Company’s performance this year. Supporting this performance is the fact that we have been implementing cost and revenue synergies according to plan, having in fact over-achieved some of our targets to date.”

“This has increased our expectations regarding the Company’s prospects for the year, since the full effect of the measures implemented will only be seen as the year progresses. Further, we will continue to put in place additional synergies throughout the rest of the year and into 2004.”

Financial review – second quarter 2003

Beer volume sales increased to 2,693,000 hectoliters from 2,006,000 hectoliters a year earlier, principally due to strong improvements in Argentina, where the market has been recovering after a dismal 2002, and to the addition of volume from AmBev’s former southern cone operations. Volumes for soft drinks increased 11% to 1,235,000, also reflecting a recovery of the market.

Domestic volume breakdown (thousands of hectoliters)

	Three months to		Six months to

	June 30, 2003	June 30, 2002	June 30, 2003 (*)	June 30, 2002

Argentina beer	1,805	1,287	4,618	3,565
Argentina CSD, isotonics, soda & juices	1,202	1,059	2,778	2,606
Bolivia	390	339	799	726
Chile	85	72	227	207
Paraguay beer	335	258	723	683
Uruguay beer	68	41	169	119
Uruguay (CSD&W)	33	54	79	138
Exports & other (net)	10	9	20	14
TOTAL	3,928	3,119	9,413	8,058

(*) Volumes include 5 months’ sales (February to June) of the former AmBev operations in Argentina, Paraguay and Uruguay

Net sales increased approximately 46% to US$ 121.0 million, from US$ 82.9 million in the second quarter 2002. This was the result of higher market volumes, particularly in Argentina and Bolivia, higher nominal average pricing in Argentina, the addition of volumes from the former AmBev operations and an appreciation of the Argentine peso. The following is a breakdown of sales by business:

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Quilmes Industrial (Quinsa) S.A.
Page Three — August 11, 2003

Revenues breakdown (millions of dollars)

	Three months to			Six months to

	June 30, 2003	June 30, 2002		June 30, 2003 (*)	June 30, 2002

Argentina beer	50.5	25.8		115.6	86.1
Argentina CSD, NCSD & juices	28.3	18.2		62.9	55.3
Bolivia	19.6	17.6		40.4	39.0
Chile	4.4	3.8		11.1	11.0
Paraguay beer	14.8	12.0	(#)	29.7	32.0	(#)
Uruguay beer	2.9	2.5		7.2	7.5
Uruguay (CSD&W)	1.1	2.5		2.7	6.0
Other (net)	1.1	1.3		1.4	3.6
TOTAL	121.0	82.9		268.9	238.4

(*) Revenues include 5 months’ sales (February to June) of the former AmBev operations in Argentina, Paraguay and Uruguay

(#) Previously reported as US$ 11.7 million for the three months and US$ 31.2 million for the six months to June 2003. The differences are due to a reclassification of certain selling expenses.

Gross profit increased to US$ 46.7 million from US$ 17.2 million a year earlier. Despite the increase in volumes, production costs increased less than revenues, principally due to price actions and headcount reductions. In fact, the cost of labor was relatively stable on a per hectoliter basis, despite the significant appreciation of the Argentine currency. Further, it must be noted that last year the impact of the Argentine peso devaluation on the Company’s cost of goods sold was significant, as inventories were accounted for in US dollars regardless of their source. This year the absence of that one-time effect, added to the effect of the peso appreciation on those same costs, had a positive impact of US$ 8.0 million.

Selling and marketing costs increased 10%, largely as a result of higher costs of freight and personnel resulting from the addition of AmBev’s businesses. These were partially compensated with lower advertising and promotion expenses.

Administrative and general expenses for all businesses outside Argentina declined 7% despite the addition of ASCA. In Argentina itself these expenses increased 16%, reflecting the strong currency appreciation compared to the US dollar. On a consolidated basis, administrative and general expenses for the second quarter 2003 were US$ 9.5 million compared to US$ 9.1 million a year earlier.

As a result of these variations, operating profit for the second quarter 2003 was US$ 7.2 million, a large improvement on the US$ 19.1 million loss for last year. Similarly, EBITDA increased more than six-fold to US$ 30.2 million, from US$ 4.7 million in 2002.

Net interest expense declined to US$ 5.0 million from US$ 5.5 million during the second quarter of 2002. The translation effect on the Company’s balance sheet for the second quarter 2003 was a profit of US$ 2.6 million, due to the appreciation of the Argentine peso relative to the US dollar since March 2003, compared to a charge of US$ 6.4 million last year.

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Page Four — August 11, 2003

Other expense (net) increased to US$ 10.4 million from US$ 3.9 million in 2002, principally due to extraordinary severance payments incurred as a result of the association with ASCA.

Consolidated loss for the second quarter 2003 was US$ 11.1 million, or a negative US$ 0.084 per share, compared to a loss of US$ 36.3 million, or a negative US$ 0.344 for the second quarter 2002.

Total shareholders’ equity and minority interest increased to US$ 807.9 million as of June 30, 2003 from US$ 786.1 million as of June 30, 2002. The Company’s net debt position — total bank debt net of cash and short-term investments - was US$ 193.9 million as of June 30, 2003, compared to US$ 254.4 million a year ago. Long term debt portion of total bank debt was US$ 77.8 million, compared to US$ 124.0 million a year ago.

Capital expenditures, excluding acquisitions, reached US$ 5.5 million during the second quarter of 2003 and US$ 3.5 million for the same period in 2002. A large part of these investments were related to beer filtering equipment and other upgrades for the Argentine beer business and also to the 1.25-litre glass returnable format and capacity expansions for the soft drinks business.

Financial Review – First Half 2003

For the six months ended June 30, 2003 beer volumes increased 23% to 6,556,000 hectoliters, reflecting the recovery of the Argentine beer market and the addition of volume from AmBev’s former operations in Argentina, Paraguay and Uruguay. Furthermore, the Company also posted double-digit beer volume growth in Bolivia and Chile. Soft drink volumes increased 4% to 2,857,000 hectoliters as a result of the market recovery in Argentina.

Net sales were US$ 268.9 million compared to US$ 238.4 million for the same period in 2002. This was principally the result of the increase in volumes, partially offset by slightly lower average pricing for beer in every market except Argentina.

Gross profit for the first half of 2003 was US$ 113.9 million, a 57% increase on the US$ 72.5 million of the same period last year. Of this difference, US$ 17.6 million are the effect of local currency devaluation and/or appreciation on inventory holdings. In addition to that effect, fixed labor costs were reduced 7% despite the absorption of AmBev’s businesses.

Selling and marketing expenses increased 4% reflecting higher costs of freight, owing to the addition of AmBev’s operations. Administrative expenses actually declined 9%, principally due to lower personnel expenses. Thus, operating profit for the first half 2003 was US$ 30.2 million, compared to a loss of US$ 10.5 million in 2002.

The translation effect on the Company’s balance sheet for the first half 2003 was a profit of US$ 10.4 million, due to the appreciation of the Argentine peso and the Paraguayan guaraní relative to the US dollar since December 2002, compared to a charge of US$ 18.9 million last year.

Other expense (net) increased to US$ 14.6 million from US$ 5.6 million in 2002, principally as a result of severance payments.

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Quilmes Industrial (Quinsa) S.A.
Page Five — August 11, 2003

Consolidated loss for the first half 2003 was US$ 10.1 million, or a negative US$ 0.077 per share, compared to a loss of US$ 53.7 million, or a negative US$ 0.509 for the second quarter 2002.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 40.2% to 1.8 million hectoliters. Quinsa has gained market share on a consolidated basis for the first six months, reaching 81.7% this year compared to 80.6% on a pro-forma basis for the first half 2002. Importantly, our flagship Quilmes Cristal brand has led this improvement, gaining approximately 3 percentage points over the twelve months to June 2003. As a result of these developments, the Company’s combined share of value has increased approximately two percentage points compared to the first half last year, reaching 83%.

Net revenues increased to US$ 50.5 million for the second quarter this year compared to US$ 25.8 million in 2002. This improvement was the result of the 10% local price increase introduced in March 2003, the reduction of price gaps for certain brands relative to Quilmes Cristal, and an appreciation of the Argentine peso of approximately 10%. Prices reached US$ 26.9 per hectoliter during the quarter, an 18% increase compared to the first quarter 2003.

Remarkably, the business’ performance improved significantly at a time when the Company was involved in an extremely challenging restructuring of its entire sales and distribution systems. In effect, not only has Quinsa unified its beer and soft drinks commercial structures, but it is also integrating the former AmBev structure. This process involves consolidating the distribution networks, as well as restructuring the sales force and delivery systems. Among other things, the Company is enlarging its direct sales coverage while reducing the number of logistics operators. This entire process, which involves a significant upheaval of existing systems, is being completed at no loss of market share.

Synergies have been introduced during the quarter, particularly relating to the cost of production and packaging, to administrative expenses and to overall headcount reductions. The timing of these actions does not allow for the effects to be fully reflected in the figures for the quarter, and thus certain expenses increased as a result of the addition of the AmBev operation. This is particularly true of expenses related to freight and to the salesforce. On the other hand the absence of a major devaluation to affect inventory costs, as happened last year, was a major contributor to a reduction in the cost of raw materials. Thus, the business posted an operating profit for the second quarter 2003 compared to a significant loss last year. Similarly, EBITDA recovered from a negative US$ 3.1 million in 2002 to a positive US$ 13.0 million this year.

Operating Highlights

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (hectoliters)	1,816,000	1,295,000	1,295,000	4,637,000	3,578,000	3,578,000
Net revenues (US$ mm)	50.5	25.8	25.8	115.6	86.1	86.1
Operating profit (US$ mm)	0.7	(15.5)	(5.7)	15.9	(11.9)	(6.5)
EBITDA (US$ mm)	13.0	(3.1)	6.0	39.4	12.1	16.9
EBITDA margin	25.8%	(12.0%)	23.1%	34.1%	14.1%	19.7%

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Quilmes Industrial (Quinsa) S.A.
Page Six — August 11, 2003

Soft Drinks: Volumes for soft drink, soda and juices increased 14% to 1,202,000 hectoliters, compared to the second quarter last year, despite a 45% volume decline for the Mirinda brand. Overall market share remained stable at approximately 20%, compared to the first quarter 2003. The Company’s mix of sales, however, has improved significantly as its focus on A-brands continues to pay off. Quinsa’s share of that segment of the market has increased to 26.9% during the second quarter 2003, compared to 26.5% for the first quarter and 26.2% for the second quarter 2002. Quinsa’s strategy has led to a large decline of its B-brand sales as a percentage of total volumes, to the extent that they represented less than 10% of total sales this quarter, compared to more than 20% last year. As a result of these developments, the Company’s share of value was 25%.

We have continued with the rollout of the 1.25-liter returnable glass bottle, which already accounted for 20% of sales during the second quarter. Also, Gatorade sales increased 74% compared to the second quarter last year, achieving record volumes.

Net sales increased 57% to US$ 28.5 million, compared to US$ 18.2 million in the second quarter 2002. This was due to the increase in volumes and to higher average prices. Average pricing for the quarter was US$ 23.8 per hectoliter, an increase of 37.9% compared to the second quarter 2002 and of 7.7% compared to the first quarter 2003. This increase was the result of nominal price increases, a better brand mix and the appreciation of the peso relative to the US dollar.

Higher pricing and a more favorable sales mix contributed to the improvement in EBITDA, which was US$ 1.7 million this year compared to a negative US$ 2.9 million last year. Also contributing to this improvement was the absence this year of the negative effect of the devaluation on inventory costs.

Operating Highlights

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (SD&W, and functional beverages - in hl)	1,202,000	1,059,000	1,059,000	2,778,000	2,606,000	2,606,000
Net revenues (US$ mm)	28.5	18.2	18.2	62.9	55.3	55.3
Operating profit (US$ mm)	(1.9)	(6.7)	(5.8)	(2.8)	(12.9)	(13.3)
EBITDA (US$ mm)	1.7	(2.9)	(1.3)	5.2	(4.6)	(4.4)
EBITDA margin	5.8%	(15.8%)	(7.0%)	8.2%	(8.3%)	(7.9%)

BOLIVIA:

Domestic volume sales increased 15% during the second quarter 2003, reaching 390,000 hectoliters compared to 339,000 hectoliters for the same period in 2002. This result was supported by an improved economic outlook, and stronger consumer confidence. While we expect the market to grow during the year, we believe it will do so at a lower rate than was experienced during the second quarter. Since local currency devaluations continued to exceed the rate of inflation, Quinsa’s prices were affected compared to 2002. However, they declined only 4% in dollar terms while average devaluation over that period was 7%. Higher volume sales more than offset this effect, and thus revenues increased 11% to US$ 19.6 million, compared to US$ 17.6 million last year. Thus, EBITDA margin increased to 49.5%, or US$ 9.7 million.

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Page Seven — August 11, 2003

Operating Highlights

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (hectoliters)	391,000	340,000	340,000	802,000	728,000	728,000
Net revenues (US$ mm)	19.6	17.6	17.6	40.4	39.0	39.0
Operating profit (US$ mm)	7.1	5.1	6.5	14.5	11.5	13.4
EBITDA (US$ mm)	9.7	8.3	9.7	19.8	18.1	20.0
EBITDA margin	49.5%	47.1%	55.2%	49.1%	46.3%	51.1%

CHILE:

Domestic beer volumes in Chile increased a further 18%, and reached 85,000 hectoliters, leading to an 11.7% market share, an all-time record for our Company in any second quarter. This was principally the result of a strong performance from our Becker brand, since we discontinued the Heineken brand in mid-June. Net revenues increased to US$ 4.4 million, compared to US$ 3.8 million last year. This was the result of higher volume sales, which more than offset a slight reduction in average prices brought about by changes in the mix of brands and formats sold. Higher volumes and fixed cost reductions such as labor, led to an improvement in EBITDA from a negative US$ 0.7 million in 2002 to a negative US$ 0.2 million this year.

We continue to advance on the centralization of administrative functions (these services will be provided from Argentina) and to adapt the distribution network, headcount and advertising expenses, to a business model without the Heineken brand. The actions we are putting in place make us confident that the business will not be affected significantly by the loss of this brand. In fact, cash expenses have already declined 13% during the second quarter, compared to the same period last year.

Operating Highlights

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (hectoliters)	85,000	72,000	72,000	227,000	207,000	207,000
Net revenues (US$ mm)	4.4	3.8	3.8	11.1	11.0	11.0
Operating loss (US$ mm)	(1.0)	(1.5)	(1.0)	(1.3)	(1.9)	(1.8)
EBITDA (US$ mm)	(0.2)	(0.7)	(0.1)	0.2	(0.3)	(0.1)
EBITDA margin	(5.3%)	(19.2%)	(3.9%)	1.4%	(2.6%)	(1.2%)

PARAGUAY:

Domestic volumes during the second quarter increased 30% to 335,000 hectoliters, as a result of the addition of AmBev’s former operation. Net revenues increased to US$ 14.8 million from US$ 12.0 million in 2002, reflecting the increase in volumes which was partially offset by lower average pricing. The latter was a result of local currency devaluations, although during the last three months it has appreciated, so that in fact the second quarter average price is 15% higher than in the first quarter.

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Page Eight – August 11, 2003

The implementation of synergies planned for 2003 is virtually complete. This has included the closing of AmBev’s former brewery, the integration of the sales and distribution networks, the repositioning of certain brands such as Baviera and Ouro Fino, the elimination of certain other brands, and the reduction of discounts to the trade. In fact, the whole AmBev operation was absorbed with no increase of total headcount

EBITDA for the quarter was US$ 6.9 million, or a very solid 45.3% margin over sales, compared to US$ 4.4 million in 2002, a 35.1% margin over sales.

Operating Highlights (beer business)

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (hectoliters)	335,000	258,000	258,000	723,000	683,000	683,000
Net revenues (US$ mm)	14.8	12.0 (#)	11.7	29.7	32.0 (#)	31.2
Operating profit (US$ mm)	4.5	1.9	2.9	7.8	8.3	8.9
EBITDA (US$ mm)	6.9	4.4	5.4	12.7	13.3	14.0
EBITDA margin	46.5%	36.5%	46.3%	42.7%	41.5%	44.8%

(#) Differences with previously reported figures stem from a reclassification of certain selling expenses.

URUGUAY:

Domestic beer volumes increased 5% on a stand-alone basis and 66% including AmBev’s former operations, for a total volume of 68,000 hectoliters, compared to 41,000 during the second quarter 2002. Soft drinks and water volumes continued to decline, totaling 33,000 hectoliters compared to 54,000 hectoliters last year affected in part by the action of B-brands.

The Company has been very actively pursuing its synergy-implementation plan. This has to date already included the closing of the Paysandú plant, the reduction of production costs, the combination of Quinsa’s distribution and sales network with the Norteña network, a headcount reduction in administrative and clerical areas and reductions in marketing expenses.

Net revenues declined to US$ 4.0 million, from US$ 5.5 million last year. This was principally due to the decline in average pricing and to lower soft drink volumes. Pricing was affected by a 46% currency devaluation over the 12 months to June 2003, while consumer inflation was 25% over the same period. Despite this environment, strong reductions in the cost of raw materials and selling expenses led to an improvement in EBITDA for the quarter compared to last year.

Operating Highlights

	2 Q 2003	2 Q 2002	2 Q 2002	1 H 2003	1 H 2002	1 H 2002
		adjusted			adjusted

Total volumes (beer, hectoliters)	68,000	42,000	42,000	169,000	123,000	123,000
Total volumes (CSD&W, hectoliters)	33,000	54,000	54,000	79,000	138,000	138,000
Net revenues (US$ mm)	4.0	5.5	5.5	9.9	16.0	16.0
Operating profit (US$ mm)	(1.5)	(1.6)	(0.1)	(2.4)	(1.7)	(1.3)
EBITDA (US$ mm)	(0.4)	(0.8)	0.7	(0.2)	(0.1)	0.4
EBITDA margin	(8.9%)	(14.6%)	12.5%	(2.0%)	(0.4%)	2.5%

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Page Nine – August 11, 2003

OTHER MATTERS

Debt restructuring: The Company is currently executing agreements with its creditor banks in order to reschedule its outstanding debt. The terms of these agreements call for cash payments of approximately US$ 24.3 million during the remainder of 2003. The balance of the debt, amounting to approximately US$ 301.2 million, is being rescheduled with an average life of approximately 4.3 years. Principal repayments during 2004 will amount to approximately US$ 24.0 million. The average cost of the rescheduled debt is approximately 4.3% above LIBOR, not significantly different to the Company’s former cost of debt. We expect the agreements to be effective within the next fifteen days after completion of certain administrative conditions precedent.

Share exchanges: As reported by the Company on August 7, 2003, 10,515,340 Class A shares were tendered in exchange for 1,051,534 Class B shares. Thus, the Company’s capital is currently composed as follows:

Class A shares:	637.1 million
Class B shares	70.8 million
The Company currently holds 2.8 million Class B shares in Treasury.

Recent events: Quinsa’s Board of Directors has recently approved the pass-through of ASCA to its subsidiary, Quilmes International (Bermuda) (“QIB”). Upon execution of this decision, the Company’s ownership of QIB will increase to 87.63%, from its current 85%.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 85 percent of Quilmes International (Bermuda) (“QIB”). The remaining 15 percent share had been owned by Heineken International Beheer B.V. (“Heineken”) until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”). BAC and AmBev hold 6.4% and 8.6% of QIB’s shares, respectively.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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Quilmes Industrial (Quinsa) S.A.
Page Ten – August 11, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Three months ended June 30th,				Six months ended June 30th,

	2003	2002		2002	2003	2002	2002

		(includes cost adjustments)		(as previously reported)		(includes cost adjustments)	(as previously reported)

Net sales	121.0	82.9	(w)	82.6	268.9	238.4	237.6
Cost of goods sold	(74.3)	(65.7)		(56.8)	(155.0)	(165.9)	(162.7)

Gross profit	46.7	17.2	(w)	25.8	113.9	72.5	74.9
Selling and marketing expenses	(30.0)	(27.2	)(w)	(22.1)	(65.0)	(62.5)	(57.1)
Administrative and general expenses	(9.5)	(9.1)		(7.7)	(18.7)	(20.5)	(20.5)

Operating profit	7.2	(19.1)		(4.0)	30.2	(10.5)	(2.7)
Interest income	3.3	2.2		2.2	5.7	4.0	4.0
Interest expense	(8.3)	(7.7)		(7.7)	(16.1)	(15.5)	(15.5)
Goodwill amortization (#)	(5.0)	(5.5)		(5.5)	(9.7)	(10.9)	(10.9)
Translation expense	2.5	(6.4)		(6.4)	10.4	(18.9)	(18.9)
Other expenses (net)	(10.4)	(3.9)		(3.9)	(14.6)	(5.6)	(5.6)

Earnings (losses) before taxes & minority interest	(10.7)	(40.4)		(25.3)	5.9	(57.4)	(49.6)
Income taxes	(1.3)	(1.2)		(1.2)	(15.8)	(2.2)	(2.2)
Minority interest	0.9	5.3		2.9	(0.2)	5.9	4.8

Net income (loss)	(11.1)	(36.3)		(23.6)	(10.1)	(53.7)	(47.0)
Net income (loss) per share(*)	(0.084)	(0.344)		(0.224)	(0.077)	(0.509)	(0.445)
Net income (loss) per ADR(*)	(0.169)	(0.688)		(0.447)	(0.153)	(1.018)	(0.891)
Depreciation	23.0	23.8		23.8	46.1	47.7	47.7
EBITDA	30.2	4.7		19.8	76.3	37.2	45.0
EBITDA margin	24.9%	5.7%		24.0%	28.4%	15.6%	18.9%

(#) The second quarter 2003 includes amortization of the goodwill acquired with the incorporation of AmBev’s Southern Cone Assets, for US$ 0.9 million.

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 131,736,988 and 105,501,978 as of June 30, 2003 and June 30, 2002, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

(w) Differences with previously reported figures stem from the reclassification of certain selling expenses at the Paraguayan beer business.

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Quilmes Industrial (Quinsa) S.A.
Page Eleven – August 11, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended		Six months ended
	June 30th,		June 30th,

	2003	2002	2003	2002

NET SALES
Argentina beer	50.5	25.8	115.6	86.1
Argentina soft drinks	28.5	18.2	62.9	55.3
Bolivia	19.6	17.6	40.4	39.0
Chile	4.4	3.8	11.1	11.0
Paraguay	15.5	12.4	31.0	33.0
Uruguay	4.0	5.5	9.9	16.0
Interarea sales and other adjustments	(1.5)	(0.4)	(2.0)	(2.0)

Total	121.0	82.9	268.9	238.4

	Three months ended			Six months ended
	June 30th,			June 30th,

	2003	2002	2002	2003	2002	2002

		(adjusted)			(adjusted)
EBITDA
Argentina beer	13.0	(3.1)	6.0	39.4	12.1	16.9
Argentina CSD, isotonics, sodas & juices	1.7	(2.9)	(1.3)	5.2	(4.6)	(4.4)
Bolivia	9.7	8.3	9.7	19.8	18.1	20.0
Chile	(0.2)	(0.7)	(0.1)	0.2	(0.3)	(0.1)
Paraguay (only beer)	6.9	4.4	5.4	12.7	13.3	14.0
Uruguay (includes soft drinks and water)	(0.4)	(0.8)	0.7	(0.2)	(0.1)	0.4
Holding companies’ expenses and consolidation adjustments	(0.5)	(0.5)	(0.6)	(0.8)	(1.3)	(1.8)

Total	30.2	4.7	19.8	76.3	37.2	45.0

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Quilmes Industrial (Quinsa) S.A.
Page Twelve — August 11, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of June 30th,

	2003	2002

ASSETS
Cash, Cash Equivalents and Government Securities	181.9	143.9
Inventories	70.9	86.6
Accounts receivable	22.1	21.6
Other Current Assets	32.7	44.3

Total Current Assets	307.6	296.4
Property, Plant and Equipment, Net	614.5	615.8
Other Assets	440.2	407.1

Total Assets	1,362.3	1,319.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	298.0	274.3
Long-Term Bank Debt	77.8	124.0
Other Liabilities	178.6	134.9

Total Liabilities	554.4	533.2
Minority Interest	142.5	174.2
Shareholders’ Equity	665.4	611.9

Total Liabilities and Shareholders Equity	1,362.3	1,319.3